EXHIBIT 99.1

Cellectis’ Annual Shareholders’ General Meeting to be Held on June 1, 2021

NEW YORK, April 26, 2021 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS).

Dear Shareholders,

In the context of the Covid-19 pandemic and in accordance with Ordinance no. 2020-321 of March 25, 2020, the provisions of which were extended until July 31, 2021 by Decree no. 2021-255 of March 9, 2021, this general meeting will be held in closed session, i.e. without the physical presence of the shareholders and persons who are usually able to attend.

The shareholders will therefore not be able to attend the said meeting in person but will be able to be represented and vote under the conditions specified below.

The general meeting will be broadcast by video, the details of which will be specified later on the Company's website (www.cellectis.com). Technical means will be put in place to allow shareholders to ask questions during the general meeting, which will be answered during the meeting. Shareholders are therefore invited to regularly consult the section dedicated to the 2021 general meeting on the Company's website (www.cellectis.com).

The Vote

Under these conditions, shareholders are invited to vote remotely, prior to the general meeting, by giving a proxy to the chairman or to any other natural or legal entity of their choice, or by returning the postal voting form.

Exceptionally, we invite you not to give a proxy to a third party to represent you at the meeting insofar as the meeting will be held without the physical presence of the shareholders and therefore of any third-party proxies, and to give preference to voting by mail or to give a proxy to the chairman.

Given the uncertainty surrounding postal deadlines in the current circumstances, it is recommended that shareholders use, whenever possible, electronic means of communication in connection with their actions and communications relating to this general meeting.

For registered shareholders: return the single voting form by post or by proxy, which will be sent to him with the convening notice, either by ordinary mail using the prepaid envelope attached to the convening notice or by e-mail to the following address: agm@cellectis.com by May 28, 2021 at the latest.

For the holders of bearer shares: request this form from the intermediary who manages their shares, as from the date of notice of the meeting. The single voting form by post or by proxy must be accompanied by a certificate of participation issued by the financial intermediary and returned by the latter either by mail to the following address: Société Générale - Service assemblées – 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 or by e-mail to the following address: agm@cellectis.com no later than May 28, 2021.

Requests for the voting forms must reach Société Générale via the shareholder's financial intermediary at one of the addresses indicated above, at least six days before the date of the meeting, i.e May 26, 2021.

Only duly completed voting forms that are received at Société Générale at one the addresses indicated above at least three days before the scheduled date of the meeting, i.e. no later than May 28 2021, and accompanied by the certificate of participation issued by the authorized intermediaries for bearer shares will be taken into account.

Requests to add draft resolutions or items to the agenda

Requests to add draft resolutions or items to the agenda of the general meeting fulfilling the conditions provided for by Articles L.225-105, R.225-71, and R.225-73 of the French Commercial Code, presented by shareholders, must, in accordance with the legal provisions, reach Cellectis, 8 rue de la Croix Jarry – 75013 Paris, by registered letter with acknowledgement of receipt or by electronic communication at the following address agm@cellectis.com no later than the twenty-fifth day preceding the date of the general meeting.

These requests must be accompanied by a registration certificate that justifies the possession or the representation by the authors of the request of the proportion of the share capital required by Article R.225-71 above. In addition, the examination by the general meeting of the items or draft resolutions filed by the shareholders in accordance with the regulations is subject to the submission by the authors of the request of a new certificate justifying the registration of their shares under the same conditions by the second business day preceding the meeting.

The texts of the draft resolutions submitted by the shareholders and the list of items added to the agenda at their request will be posted on the Company's website www.cellectis.com as soon as the aforementioned conditions are fulfilled.

Questions in writing

Purusant to Articles L. 225-108 and R. 225-84 of the French commercial code, any shareholder may also submit written questions. These questions should be addressed by email to the following address: agm@cellectis.com or by registered letter with acknowledgement of receipt, addressed to the chairman of the board of directors, at the registered office: 8, rue de la Croix Jarry - 75013 Paris. In accordance with Article 8-2 of Decree no. 2020-418 of April 10, 2020 as amended by Decree no. 2020-1614 of December 18, 2020, in order to be taken into account, written questions must be received before the end of the second business day preceding the date of the shareholders' meeting, i.e. before midnight on May 28, 2021. These questions must be accompanied by a certificate of account registration.
Furthermore, insofar as the general meeting is held without the physical presence of the shareholders, it is recalled that shareholders will not be able to propose new resolutions during the general assembly.
Technical means will be put in place to enable shareholders to ask questions during the general meeting, which will be answered during the meeting. Shareholders are therefore invited to consult the section dedicated to the 2021 general meeting on the Company's website on a regular basis.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis

For further information, please contact:

Media contacts:
Margaret Gandolfo, Communications Manager, 646-628-0300, Margaret.gandolfo@cellectis.com

Conor McGoldrick, Zeno Group, 914-355-0927, Conor.Mcgoldrick@zenogroup.com

IR contact:
Simon Harnest, Chief Investment Officer, 646-385-9008, simon.harnest@cellectis.com

Attachments

  20210426_2021 06 01 PR_AG Huis clos_ANG_MBT_PW.pdf (https://ml.globenewswire.com/Resource/Download/76442479-ca40-4801-917d-396b1bf319ee)